Exhibit 99.3

March 27, 2025

To:	British Columbia Securities Commission
Alberta Securities Commission
Autorité des Marchés Financiers
Financial and Consumer Affairs Authority of Saskatchewan Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission
Department of Justice and Public Safety, Financial and Consumer Services Division (Prince Edward Island) Office of the Superintendent of Securities Service Newfoundland and Labrador
Ontario Securities Commission
The Manitoba Securities Commission
Office of the Superintendent of Securities (Northwest Territories) Office of the Superintendent of Securities Nunavut
Office of the Yukon Superintendent of Securities

Dear Sirs/Mesdames:

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Orla Mining Ltd. dated March 26, 2025 (the “Notice”) and, based on our knowledge of such information at this time, we agree with statements (1), (2) and (5) as it relates to Deloitte LLP and we have no basis to agree or disagree with statements (3) to (4) contained in the Notice.

Yours truly,

/s/ Deloitte LLP

Chartered Professional Accountants